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SEC[illegible] 12012784 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~65635~~ 68506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOGEL NEALE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 BROAD STREET, SUITE 2202
(No. and Street)

NEW YORK, (City) N.Y. (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD SPINDELL (212) 892-1688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, (Address) N.Y. N.Y. (City) 10017 (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOSEPH N. STINEMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOGEL NEALE SECURITIES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

ROBERT P. DOHN
Notary Public, State of New York
No. 02DO4625764
Qualified in Westchester County
Commission Expires June 30, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fogel Neale Securities, LLC
Index
December 31, 2011

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Member of
Fogel Neale Securities, LLC

I have audited the accompanying statement of financial condition of Fogel Neale Securities, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fogel Neale Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 6, 2012

Arnold G. Greene

Fogel Neale Securities, LLC

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	16,920
Other assets		50,000
Total assets	$	66,920
Liabilities and Member's Equity		
Other liabilities	$	10,706
Member's equity	$	56,214
Total liabilities and member's equity	$	66,920

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

Fogel Neale Securities, LLC (the "Company") is a New York Limited Liability Company registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2. **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Income Taxes
No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2011, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

3. **Related Party Transactions**
During 2011, the Company paid approximately $600 for administrative fees under an Expense Sharing agreement with the parent.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of approximately $6,214 which exceeded the required net capital by approximately $1,214.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(ii) of that rule.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

6. Going Concern

The Company did not generate sufficient operating cash to cover current obligations during 2011, and has incurred significant losses since inception. The Company's parent has pledged its financial support to the Company to enable it to continue as a going concern, which includes the maintenance of required levels of capital.

Fogel Neale Securities, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2011

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT